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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

===============================================================================
1. Name and Address of Reporting Person*

   COOK                 Andrew
-------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
    c/o LaSalle Re Holdings Limited
    25 Church Street
-------------------------------------------------------------------------------
                                    (Street)

    Hamilton           HM FX             BERMUDA
-------------------------------------------------------------------------------
   (City)                           (State)                           (Zip)


===============================================================================
2. Issuer Name and Ticker or Trading Symbol


   LaSalle Re Holdings Limited (NYSE: LSH)
===============================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


===============================================================================
4. Statement for Month/Year

     September 1998
===============================================================================
5. If Amendment, Date of Original (Month/Year)


===============================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ x ]   Officer (give title below)           [   ]   Other (specify below)

           Senior Vice President and Chief Financial Officer
           ----------------------------------------------------
===============================================================================
7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                 5.            6.
                                                                 4.                              Amount of     Owner-
                                                                 Securities Acquired (A) or      Securities    ship
                                                                 Disposed of (D)                 Beneficially  Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End  Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's   (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year   Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)          (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Common Shares                        10/16/97        A(1)            1,000       A     $35.125
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares                         3/20/98        A(2)          6,327.392     A        (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares                         6/19/98        A(2)          1,517.359     A        (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares                         9/18/98        A(2)           218.923      A        (2)      10,063.674    D
-----------------------------------------------------------------------------------------------------------------------------------

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===================================================================================================================================

*    If the form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)     ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Options to acquire   $16.58   3/20/98  D(3)            33,000  (4)   11/27/2005 Shares    33,000            -0-      D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Options to acquire   $19.25   3/20/98  A(3)    33,000          (4)   11/27/2005 Shares    33,000           33,000    D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Options to acquire   $26.58   3/20/98  D(3)            33,000  (5)    5/19/2007 Shares    33,000            -0-      D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Options to acquire   $28.75   3/20/98  A(3)    33,000          (5)    5/19/2007 Shares    33,000           33,000    D
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Explanation of Responses:
(1)  Purchase pursuant to the LaSalle Re Holdings Limited Employee Stock Purchase Plan.
(2)  Under an anti-dilution provision which became effective on March 20, 1998, holders of options ("Options") granted under the LaSalle Re Holdings Limited 1996 Long-Term Incentive Plan (the "Plan") receive awards of restricted stock under the
     Plan to compensate for the dilutive effect of certain dividends paid by the Issuer. The awards of restricted stock vest only when the underlying Options are exercised.
(3)  The anti-dilution provision described in Note (2) superseded a prior provision which compensated for the dilutive effect of certain dividends paid by the Issuer by reducing the exercise price of the Options. The new anti-dilution provision was designed to provide the same economic benefit to holders of Options as the prior provision.  However, in accordance with published views of the Commission staff, the implementation of the new provision is reported, solely for purposes of the Section 16 reporting obligation, as the surrender of an existing Option followed by the grant of a new Option.
(4)  Options vest as follows: 1/5 on 11/27/96, 1/5 on 11/27/97, 1/5 on 11/27/98, 1/5 on 11/27/99 and 1/5 on 11/27/2000.
(5)  Options vest as follows: 1/3 on 5/19/98, 1/3 on 5/19/99 and 1/3 on 5/19/2000.



 /s/ Andrew Cook                                            November 12, 1998
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

   Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of 2

(122795DTI)